Exhibit 99.1

Receipt of Delinquency Notification from Nasdaq

Singapore, December 1, 2025 (GLOBE NEWSWIRE) — Basel Medical Group Ltd (Nasdaq: BMGL) (the “Company”), today announced that it has received notification from Nasdaq that the Company’s annual report on Form 20-F for the fiscal year ended June 30, 2025 was incomplete and that the Company is delinquent in its filing obligations. This was because such report failed to include an opinion from the Company’s auditor, NLA DFK Assurance PAC, on the Company’s financial statements. Pursuant to Listing Rule 5250(c)(1), companies shall timely file all required periodic financial reports with the United States Securities and Exchange Commission, and annual reports filed shall contain audited financial statements.

Under Nasdaq rules, the Company now has 60 calendar days to submit a plan to regain compliance and if such plan is accepted by Nasdaq, an exception of up to 180 calendar days from the original filing’s due date may be granted, or until May 18, 2026, to regain compliance. In determining whether to accept such plan, Nasdaq will consider such things as the likelihood that the filing, along with any subsequent periodic filing that will be due, can be made within the 180 day period, the Company’s past compliance history, the reasons for the late filing, other corporate events that may occur within our review period, the Company’s overall financial condition and its public disclosures. Any subsequent periodic filing that is due within the 180 day exception period must be filed no later than the end of the period. If the plan to regain compliance is not accepted, the Company will have the opportunity to appeal that decision to a Hearings Panel.

The Company is currently working with its accounting, audit and legal professionals to prepare a rectification plan to remedy the above mentioned non-compliance. Trading of the Company’s shares on Nasdaq is not currently affected by such non-compliance.

About Basel Medical Group Ltd

Basel Medical is a Singapore-based provider of orthopedic and trauma services, sports medicine, orthopedic procedures and surgery, as well as neurosurgical treatments, executive health screening services, occupational medicine, rehabilitation, mental and women’s health and general practices. Our operations are based in Singapore, with our clinics being located at Suntec City Mall, Macpherson Road, Toa Payoh, Margaret Drive, Tampines, Gateway East and Gleneagles Medical Centre. Over the last 20 years, our group has forged strong and lasting relationships with a large base of corporations, in particular those in the construction, marine and oil & gas industries, which underpin our robust business model. As an medical service provider in Singapore with a track record of over 20 years, we are well-positioned to ride the wave of growth opportunities in the private healthcare industry in Singapore and across Southeast Asia driven by ageing populations, rising income levels, increasing private insurance coverage, government effort and expenditure on healthcare, growing sports participation rate and Singapore’s position as a premium destination for healthcare services in Asia. Our management and medical practitioner team comprises a roster of orthopedic and neurosurgery specialists, general practitioners, corporate finance and healthcare partnership specialists. Basel Medical Group Ltd serves as the holding company of our group and we conduct our operations through our operating subsidiaries based in Singapore. For more information, please visit the Company’s website: www.baselmedical.com.

Forward-Looking Statements

Certain statements in this announcement are forward-looking statements, which involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that may affect its financial condition, results of operations, business strategy and financial needs. Investors can find many (but not all) of these statements by the use of words such as “aim”, “anticipate”, “believe”, “estimate”, “expect”, “going forward”, “intend”, “may”, “plan”, “potential”, “predict”, “propose”, “seek”, “should”, “will”, “would” or other similar expressions in this press release. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s filings with the SEC.

Media Contact:

Basel Medical Group Ltd

+65 6291 9188

contact@baselmedical.com

www.baselmedical.com